Exhibit 99.2

ABOUT PRECISION

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series land drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ technologies that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact on our operations.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

CORPORATE RESPONSIBILITY

Corporate Responsibility is a fundamental element of Precision’s High Performance, High Value strategy and critical to our long-term success. Our foundation was shaped by a commitment to operate with the highest ethical standards and prioritize the health, safety, and diversity of our workforce, and the protection of the environment and the communities where we operate. Our employees, investors and customers reward our commitment to Corporate Responsibility and recognize that it provides us the ability to attract talent, capital, and a premium for our services.

To learn more about Precision’s commitment to Corporate Responsibility, we invite you to review our Corporate Responsibility Report published on July 8, 2022. As an upgrade to Precision’s reporting, the Environment, Social and Governance (ESG) highlights previously shared in our Corporate Responsibility Report have been transitioned onto our website where the information will portray not just a single snapshot representation of the year but a frequently updated view of the Company’s continuing ESG efforts. For more detailed information on Precision’s ESG journey and results, please visit our website.

VISION AND 2022 STRATEGIC PRIORITIES

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities established at the beginning of each year.

In 2022, Precision focused on three strategic priorities:

▪

Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives;

▪	Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound; and
▪	Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders.

We successfully delivered on each of these priorities in 2022. We increased our AlphaTM technologies revenue by over 60% compared with the prior year and began generating revenue from our EverGreen™ suite of environmental solutions. During the year, our cash provided by operations increased 70% over the prior year due to higher activity, day rates and daily operating margins (revenue less operating costs per utilization day). Our daily operating margins increased 41% in the U.S. and 36% in Canada. We strengthened our financial position, reducing debt by $106 million compared to our target of $75 million and returning $10 million to shareholders through share repurchases.

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains information to help you understand our business and financial performance. Information is as at March 3, 2023, unless otherwise stated. This MD&A focuses on our Consolidated Financial Statements and Notes and includes a discussion of known risks and uncertainties relating to our business and the oilfield services sector.

You should read this MD&A with the accompanying audited Consolidated Financial Statements and Notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and with the information in Cautionary Statement About Forward-Looking Information and Statements on page 39. In this MD&A, we reference certain Non-Generally Accepted Accounting Principles (Non-GAAP) measures and ratios that are not defined terms under IFRS to assess our performance because we believe they provide useful supplemental information to investors. Our financial measures and ratios are defined on page 40.

The terms we, us, our, Corporation, Company, Precision and Precision Drilling mean Precision Drilling Corporation and our subsidiaries and include any partnerships of which we are a part.

All amounts are in Canadian dollars unless otherwise stated.

OUR STRATEGY

Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

▪

a high-quality land drilling rig fleet, with AC Super Triple rigs enabled with our AlphaTM technologies and supported by our EverGreenTM suite of environmental solutions to deliver consistent, repeatable, high-quality wellbores while improving safety, performance, operational efficiency and reducing environmental impact;

▪	size and scale of our vertically integrated operations that provide higher margins and better service capabilities;
▪	a diverse culture focused on operational excellence, which includes corporate responsibility, safety and field performance; and
▪	a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

Precision Drilling Corporation 2022 Annual Report	2

BUSINESS SEGMENTS

We have two business segments, Contract Drilling Services and Completion and Production Services, which share business support systems and corporate and administrative services.

Precision Drilling Corporation Contract Drilling Services Drilling Rig Operations Canada U.S. International Directional Drilling Operations Canada Completion and Production Services Canada and U.S. Service Rigs Canada Camps and Catering Equipment Rentals Business Support Systems Sales and Marketing Procurement and Distribution Manufacturing Equipment Maintenance and Certification Engineering Corporate Support Information Systems Health, Safety and Environment Human Resources Finance Legal and Enterprise Risk Management

3	Management’s Discussion and Analysis

Contract Drilling Services

We provide onshore drilling services to exploration and production companies in the oil and natural gas and geothermal industries, operating in Canada, the U.S., and internationally. In Canada, we are the largest onshore drilling company, servicing approximately 32% of the active land drilling market. In the U.S. we are one of the largest onshore drilling companies, servicing approximately 8% of the active land drilling market. We also have an international presence with operations in the Middle East.

We offer customers access to an extensive fleet of high-efficiency Super Series drilling rigs ideally suited for development drilling. Our rigs are strategically deployed across the most active drilling regions in North America, including all major unconventional oil and natural gas basins.

At December 31, 2022, our Contract Drilling Services segment consisted of 225 Super Series land drilling rigs, including 111 in Canada, 101 in the U.S. and 13 in the Middle East.

Our Super Series drilling rigs are further enhanced by our AlphaTM technologies and EverGreenTM suite of environmental solutions. Our AlphaTM technologies drive performance by integrating data insights, human ingenuity, automation consistency and smart algorithms, increasing drilling performance and cost efficiencies for our customers. Precision exited the year with 70 AC Super Triple rigs equipped with our AlphaAutomationTM platform, a 49% increase from the beginning of the year. Revenue earned from our AlphaTM technologies grew by over 60% in 2022, which helped drive day rate and margin performance in the year.

In 2021, we launched our EverGreenTM suite of environmental solutions, bolstering our commitment to reduce the environmental impact of oilfield operations. This suite of environmental solutions offers customers products and applications to measure and reduce their Greenhouse Gas (GHG) emissions during drilling operations. Precision exited 2022 with seven field-deployed EverGreenTM Battery Energy Storage Systems (BESS), 15 EverGreenTM Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

The below graphs summarize our revenue and utilization days for the last five financial years.

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Completion and Production Services

We provide well completion, workover, abandonment, and re-entry preparation services to oil and natural gas exploration and production companies in Canada and the U.S. In addition, we provide equipment rentals and camp and catering services in Canada.

In 2022, Precision acquired the well servicing business and associated rental assets of High Arctic Energy Services Inc. (High Arctic), adding well service rigs to our fleet along with related rental assets, ancillary support equipment, inventories and spares and six additional operating facilities in key operating basins. The combined businesses represent approximately 20% of the Canadian well service activity.

At December 31, 2022, our Completion and Production Services segment consisted of 135 registered well completion and workover service rigs, including 125 in Canada and 10 in the U.S.

The below graphs summarize our revenue and utilization days for the last five financial years.

and Production Revenue $ Millions $200 $150 $100 $50 0 2016 2017 2018 2019 2020 Completion and Production Adjusted EBITDA $ Millions $25 $20 $15 $10 $5 0 -$5 2016 2017 2018 2019 2020 Completion and Production Service Rig Hours Hou0,000 0 2016 2017 2018 2019 2020

5	Management’s Discussion and Analysis

strategic priorities

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities we establish at the beginning of every year.

Since the collapse of the industry in 2020, Precision has made a number of strategic decisions to ensure we were well positioned for an industry recovery. Our strategic priorities focus on maximizing operating leverage, improving revenue efficiency while maintaining capital discipline. As a result, over the past three years, we have grown our free cash flow, which allowed us to repay over $390 million in debt and return $25 million to shareholders through share repurchases as at December 31, 2022. Furthermore, our financial discipline has allowed us to reduce our debt balance by US$781 million since the start of 2016. In the second half of 2022 we returned to profitability, generating positive net earnings for the first time since 2019.

In the table below, we summarize the results of our 2022 strategic priorities:

2022 Strategic Priorities	2022 Results

Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives

▪Grew Alpha™ revenue by over 60% compared to 2021.

▪Increased total paid days for AlphaAutomation™ by over 50% from 2021.

▪Ended the year with 70 Alpha™ rigs, a 49% increase from the beginning of the year.

▪Expanded our commercial AlphaApps™ to 21 versus 16 a year ago and increased AlphaApps™ paid days by 15% from 2021.

▪Exited 2022 with seven field deployed EverGreen™ BESS, 15 EverGreen™ Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound

▪Generated cash provided by operations of $237 million, representing a 70% increase over the prior year.

▪Grew our active rig count by 40% in the U.S. and 30% in Canada as compared with 2021.

▪Increased our daily operating margins 41% in the U.S. and 36% in Canada.

▪Acquired High Arctic’s well servicing business and associated rental assets and increased our Completion and Production Services’ Adjusted EBITDA[1] to $38 million versus $6 million in 2021.

▪Awarded four five-year drilling contracts in Kuwait, increasing our international rig count to eight by mid-2023. Our eight long-term contracts will generate steady and reliable cash flow into 2028.

Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment, and returning capital to shareholders

▪Reduced debt by $106 million, ending the year with approximately $600 million in available liquidity (which is cash plus unused credit facilities).

▪Returned $10 million of capital to shareholders through share repurchases.

▪Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million.

▪Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provide over 10,000 hours of training.

(1) See Financial Measures and Ratios on page 40 of this report.

We established the following strategic priorities for 2023:

2023 Strategic Priorities

▪Deliver High Performance, High Value service through operational excellence.

▪Maximize free cash flow by increasing Adjusted EBITDA margins and revenue efficiency.

▪Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for shareholder returns. Increase long-term debt reduction target to $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio[1] of below 1.0 times.

(1) See Financial Measures and Ratios on page 40 of this report.

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UNDERSTANDING OUR BUSINESS DRIVERS

ENERGY INDUSTRY OVERVIEW

Precision operates in the energy services business. Our primary customers are oil and natural gas exploration and production companies, who contract our services as part of their exploration and development activities. The economics of their businesses are dictated by the current and expected future margin between their finding and development costs and the eventual market price for the commodities they produce: crude oil, natural gas, and Natural Gas Liquids (NGLs).

Commodity Prices

Our customers’ capital expenditures for exploration and development are largely dependent on current and expected future prices of crude oil and natural gas. Crude oil is generally priced in a global market which is influenced by an array of economic and political factors. Natural gas is priced more regionally and in North America largely depends on the weather. Colder winter temperatures, and to a lesser extent, warmer summer temperatures, result in greater natural gas demand. Both commodities have historically been, and we expect them to continue to be, cyclical and highly volatile.

Historically there has been a strong correlation between crude oil and natural gas prices and the demand for drilling rigs with the rig count increasing and decreasing with movements in commodity prices. However, beginning in 2021, rig activity has not moved in tandem with crude oil prices to the same extent it has historically, as a large portion of our customers instituted and adhered to a more disciplined approach to their operations and capital spending in order to enhance their own financial returns.

Average Oil and Natural Gas Prices

	2022	2021	2020
Oil
West Texas Intermediate (per barrel) (US$)	94.23	67.91	39.40
Western Canadian Select (per barrel) (US$)	78.15	54.84	26.56

Natural gas
U.S.
Henry Hub (per MMBtu) (US$)	6.51	3.72	2.13
Canada
AECO (per MMBtu) (Cdn$)	5.43	3.64	2.24
Source: WTI and Henry; Hub Energy Information Administration, AECO; Gas Alberta Inc.

Drilling Activity

North American drilling activity is recovering from the steep decline experienced in 2020 when global oil demand plummeted due to COVID-19 and commodity price volatility caused significant reductions in customer spending. In 2022, as global oil and natural gas demand approached pre-pandemic levels, commodity prices strengthened and industry drilling activity increased. According to industry sources, the U.S. average active land drilling rig count was up approximately 52% in 2022, compared to 2021, and the Canadian average active land drilling rig count was up approximately 33% during the same period as oil and natural gas prices stabilized throughout 2022. In 2022, Enverus reported more than 17,600 wells were started onshore in the U.S, compared with approximately 14,400 in 2021 and 10,400 in 2020. In Western Canada, the Canadian Association of Energy Contractors (CAOEC) reported approximately 5,500 wells were drilled in 2022, compared with 4,600 in 2021 and 3,300 in 2020.

In the U.S., the bias towards oil-directed drilling continues, representing 77% of the active U.S. industry rig count during 2022. Natural gas drilling gained momentum due to the growing demand for natural gas to feed expanding LNG liquefaction and export facilities along the Louisiana and Texas Gulf coasts. In Canada, approximately 60% of the industry’s active rigs were drilling for oil targets in 2022 as producers remained active in the traditional heavy oil regions of Canada, such as the oil sands, as well as newer plays such as the Clearwater. Natural gas drilling occurs in the deeper basins of northwestern Alberta and northeastern British Columbia, supporting the production of NGLs required for oil sands development. Natural gas drilling in Canada also continues to gain momentum as producers increase production in preparation for the LNG Canada ramp-up.

The following graphs show the shift in drilling activity to oil targets since 2018, in both the U.S. and Canada. The Canadian drilling rig activity graph also shows the seasonality of the Canadian drilling activity which fluctuates with spring breakup, a market dynamic that generally is not present in the U.S.

7	Management’s Discussion and Analysis

Competition

The contract drilling business is highly competitive, with many industry participants. Drilling contracts are often awarded through a competitive bidding process, with customers carefully assessing a number of considerations such as pricing, rig availability, capability and condition of the competing drilling rigs, location of rig and mobilization costs, quality and experience of the rig crews, safety records, breadth of service, and new technology offerings that improve drilling efficiency and reduce emissions.

There is a strong customer preference for Super Specification (Super-Spec) rigs as their higher rig specifications allow for more technical drilling while creating significant drilling efficiencies. Super-Spec rigs typically include AC power, digital control systems, integrated top drives, pad walking systems, highly mechanized pipe handling, and high-capacity mud pumps. With 95 rigs, representing 45% of our North America fleet, considered Super-Spec, we are well positioned to meet the needs of our customers. Furthermore, our customers prefer rigs that have recently drilled and have an experienced crew.

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Drilling Contracts

We market our drilling rigs mainly on a regional basis through sales and marketing personnel. Our drilling contracts provide for payment on a daywork basis, pursuant to which we provide the drilling rig and crew to the customer. The customer provides the drilling program and is responsible for managing the downhole operation. Our compensation is based on a contracted rate per day (day rate) during the period the drilling rig is utilized. Generally, we do not bear any of the costs arising from downhole risks or loss of oil and natural gas reserves.

Products and services provided by our Alpha™ technologies and EverGreen™ suite of environmental solutions earn revenue that is incremental to the contracted day rate.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., wet weather and the spring thaw make the ground unstable resulting in road restrictions that may limit the movement of heavy oilfield equipment and reduce the level of drilling and well servicing activity primarily during the second quarter of the year. In northern Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which usually begins late in the fourth quarter. Our business activity depends, in part, on the severity and duration of the winter drilling season.

COMPETITIVE OPERATING MODEL

Providing High Performance, High Value services to our customers represents the core of our competitive strategy. Our competitive advantages include:

▪	High Performance standardized rig fleet that is strategically deployed across the most active drilling regions in North America,
▪	Alpha™ technologies that increase drilling performance and reduce costs,
▪	EverGreen™ suite of environmental solutions which includes industry-leading alternative rig energy sources and fuel monitoring to reduce emissions and costs,
▪	systems and scale to deliver highly disciplined, consistent, reliable, and safe operations,
▪	experienced, High Performance crews as we focus on training, development and retaining key leaders, and
▪	culture of teamwork, safety, integrity and desire to be the top tier service provider.

Employees

Our people strategies focus on initiatives that provide a safe and productive work environment, opportunity for advancement, and added wage security. In 2022, we had an average of 4,802 employees, with a high of 5,387.

The market for experienced personnel in the oilfield services industry can be competitive due to the cyclical nature of the work, the uncertainty of continuing employment, and generally higher employment rates during periods of high oil and natural gas prices and drilling activities. We strive to position ourselves for increased activity while maintaining performance excellence through our safety performance and reputation. These factors help us attract and retain experienced, well-trained employees when the industry experiences crew shortages during peak operating periods.

Employee Safety and Training

Employee safety is embedded in all that we do at Precision, from job planning and change management to the critical task assessments and safety observations our employees perform every day. We deliver High Performance, High Value service to our customers without compromising the health and safety of our employees or those in the communities where we work.

Precision’s commitment to providing industry-leading comprehensive training and development to our employees can be seen through the extensive instructor-led and virtual courses, as well as face-to-face coaching. In 2022, over 82,000 employee training hours were focused on Precision’s culture, rig roles and responsibilities, well control, tools, and equipment, HSE standards, leadership and communication at one of our world-class training facilities, located in Nisku, Alberta and Houston, Texas. Additionally, we increased our rig-site training in the second half of 2022 with over 10,000 employee training hours during 155 rig visits.

A specific focus on new employee development is driven through our Short-Service Employee (SSE) program, which is catered to rig-based employees with low levels of experience to ensure they are well-positioned for long-term success at Precision. During the first six months with Precision, these employees are paired with a mentor and put through various tasks under supervision to ensure they adapt to our culture, develop a safety-first mentality, and enable them to perform their duties to the best of their ability. In 2022, we dedicated over 25,000 SSE-specific training hours to approximately 1,350 employees who were new to the industry.

9	Management’s Discussion and Analysis

Diversity, Equity and Inclusion

Delivering strong operational and financial results in today’s environment requires the expertise and positive contributions of every Precision employee. We are committed to developing a diverse range of thoughts, experiences, and points of view to complement our strategy and decision-making processes. Precision is an inclusive workplace that strives to be free of discrimination, harassment, workplace violence, and retaliation. Our diversity, equity and inclusion policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management, and Board of Directors (Board).

Each year our employees are required to participate in and complete our Diversity, Equity, and Inclusion, and Discrimination and Harassment courses. In 2022, approximately 5,100 employees globally completed these courses.

Talent Management

As an industry leader, we are committed to recruiting and retaining high-performing, Passionate People at every level of our Company. Precision has developed a strong recruitment marketing strategy both in the field and for our corporate support roles. We ensure the value proposition we provide in the ways of pay and benefits remains competitive and engages our employees. We have implemented systems and processes that help us execute our talent management strategy to maintain a well-trained, highly competent, and capable talent pool, both in the field and corporate positions with a broad range of business experience throughout market cycles. Our Talent Management and Field Training & Development departments have been very successful with implementing new technology platforms and internal learning systems to find inventive ways to provide learning and development opportunities leveraging our in-house technical expertise, while still maintaining the necessary in-person interactions to develop appropriate levels of understanding, as well as strong professional networks.

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OUTLOOK

Contracts

Term customer contracts provide a base level of activity and revenue. In 2022, we had an average of 47 drilling rigs working under term contracts. Utilization days from these contracts was approximately 37% of our total contract drilling utilization days for the year. As at March 3, 2023, we had term contracts in place for an average of 56 rigs: 32 in the U.S., 17 in Canada and 7 internationally for 2023. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per rig year. In Canada, term contracted rigs normally generate 250 utilization days per rig year because of the seasonal nature of wellsite access.

Pricing, Demand and Utilization

The rebound of global energy demand and the impact of a multi-year period of underinvestment in upstream oil and natural gas has resulted in reduced inventories of oil and natural gas and higher commodity prices, providing a supportive outlook for the oilfield services industry. In 2022, the war in Ukraine and sanctions on Russian hydrocarbons exacerbated the challenged supply situation and many importing countries are looking toward North America and the Middle East to fill the supply gap from exports of crude oil and natural gas through the global Liquified Natural Gas (LNG) market. Constrained natural gas production levels and low natural gas storage volumes resulted in North American natural gas prices strengthening. With U.S. LNG exports growing as countries look to displace Russian natural gas and various Canadian LNG projects expected to come online in 2025, we anticipate a sustained period of elevated natural gas drilling activity.

At current commodity price levels, we anticipate steady demand for our services and high fleet utilization as customers seek to maintain production levels and replenish inventories, as drilled but uncompleted wells have been depleted over the past several years. However, broad economic concerns exist with respect to recession risk, rising interest rates and geopolitical instability. These concerns may negatively impact customer spending plans.

In 2023, we anticipate near full utilization in the Super-Spec rig market with customers seeking term contracts to secure rigs and ensure the fulfilment of their development programs. Accordingly, the tightening of available Super-Spec rigs is expected to support higher average day rates and potentially necessitate customer funded rig upgrades.

As at March 3, 2023, the U.S. rig count was approximately 15% higher than the same time last year and has averaged approximately 23% higher year-to-date compared to 2021. In Canada, the industry rig count at March 3, 2023 was approximately 13% higher than it was a year ago while the year-to-date rig count has averaged approximately 15% higher than 2021. Our U.S. and Canadian activity for the remainder of the year is expected to be determined by the strength in commodity prices and resulting customer budgets.

International

As at March 3, 2023, we had four rigs working on term contracts, one in Kuwait and three in the Kingdom of Saudi Arabia. During 2022, we were awarded four five-year drilling contracts in the Middle East that will increase our active rig count in the region to eight rigs by the middle of 2023. We continue to bid our remaining idle rigs within the region and remain optimistic in our ability to secure rig reactivations.

High Performance Rig Fleet

The industry trend toward more complex drilling programs has accelerated the retirement of older generation, less capable drilling rigs. Over the past several years, we and some of our competitors have been upgrading our drilling rig fleets primarily through upgrading existing rigs and decommissioning lower capacity rigs. In more recent years, drilling rigs have been equipped with automation systems and emission reduction technologies to further drive time and cost efficiencies and environmental performance in the well construction process. We believe this retooling of the industry-wide fleet has made legacy rigs virtually obsolete in North America.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2023 is expected to be $235 million and by spend category includes $163 million for maintenance, infrastructure, and intangibles and $72 million for expansion and upgrades. We expect to spend $223 million in the Contract Drilling Services segment, $11 million in the Completion and Production Services segment and $1 million in the Corporate segment. At December 31, 2022, Precision had capital commitments of $184 million with payments expected through 2026.

We remain committed to our debt reduction plans and in 2023 expect to reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. We have increased our long-term debt reduction target from the beginning of 2022 through to the end of 2025 to $500 million and decreased our target Net Debt to Adjusted EBITDA leverage ratio from below 1.5 times to 1.0 times, while continuing to allocate 10% to 20% of free cash flow before debt principal payments to shareholders.

11	Management’s Discussion and Analysis

2022 RESULTS

Financial Highlights

Year ended December 31 (in thousands of dollars, except where noted)	2022	% increase/ (decrease)	2021	% increase/ (decrease)	2020	% increase/ (decrease)
Revenue	1,617,194	63.9	986,847	5.5	935,753	(39.3)
Adjusted EBITDA(1)	311,605	61.6	192,772	(26.8)	263,403	(32.7)
Adjusted EBITDA % of revenue(1)	19.3%		19.5%		28.1%
Net loss	(34,293)	(80.7)	(177,386)	47.7	(120,138)	(1,915.3)
Cash provided by operations	237,104	70.3	139,225	(38.4)	226,118	(21.5)
Funds provided by operations(1)	282,994	85.9	152,243	(10.8)	170,727	(41.7)

Cash used in investing activities	144,415	155.1	56,613	39.7	40,517	(45.6)
Capital spending by spend category(1)
Expansion and upgrade	63,305	233.1	19,006	(29.2)	26,858	(77.8)
Maintenance and infrastructure	120,945	112.4	56,935	64.2	34,677	(11.0)
Intangibles	—	—	—	(100.0)	57	(92.9)
Proceeds on sale of property, plant and equipment	(37,198)	184.3	(13,086)	(38.0)	(21,094)	(76.8)
Net capital spending(1)	147,052	134.0	62,855	55.2	40,498	(42.1)

Net loss per share ($)
Basic	(2.53)	(81.0)	(13.32)	52.1	(8.76)	(2,004.3)
Diluted	(2.53)	(81.0)	(13.32)	52.1	(8.76)	(2,046.7)

(1) See Financial Measures and Ratios on page 40 of this report.

Operating Highlights

Year ended December 31	2022	% increase/ (decrease)	2021	% increase/ (decrease)	2020	% increase/ (decrease)
Contract drilling rig fleet	225	(0.9)	227	—	227	0.4
Drilling rig utilization days
U.S.	20,396	40.7	14,494	20.0	12,080	(54.5)
Canada	20,519	30.0	15,782	46.2	10,794	(25.5)
International	2,190	—	2,190	(13.3)	2,526	(18.3)
Revenue per utilization day
U.S. (US$)	27,309	28.7	21,213	(19.0)	26,184	11.9
Canada (Cdn$)	27,037	28.1	21,105	(2.3)	21,611	0.2
International (US$)	51,242	(3.0)	52,837	(3.6)	54,811	6.7
Operating cost per utilization day
U.S. (US$)	18,635	23.8	15,048	2.6	14,666	1.5
Canada (Cdn$)	17,007	23.8	13,734	1.4	13,546	(11.1)

Service rig fleet	135	9.8	123	—	123	—
Service rig operating hours	170,362	34.3	126,840	54.8	81,952	(44.3)

Financial Position and Ratios

(in thousands of dollars, except ratios)	December 31, 2022	December 31, 2021	December 31, 2020
Working capital(1)	60,641	81,637	175,423
Working capital ratio(1)	1.1	1.3	2.1
Long-term debt(2)	1,085,970	1,106,794	1,236,210
Total long-term financial liabilities(3)	1,206,619	1,185,858	1,304,162
Total assets	2,876,123	2,661,752	2,898,878
Enterprise Value(1)(4)	2,470,538	1,660,781	1,409,147
Long-term debt to long-term debt plus equity	0.5	0.5	0.5
Long-term debt to cash provided by operations(1)	4.6	7.9	5.5

(1) See Financial Measures and Ratios on page 40 of this report.

(2) Net of unamortized debt issue costs.

(3) Non-current liabilities less deferred tax liabilities.

(4) See page 23 for more information.

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Consolidated Statements of Net Loss Summary

Year ended December 31 (in thousands of dollars)	2022	2021	2020
Revenue
Contract Drilling Services	1,436,134	877,943	861,202
Completion and Production Services	187,171	113,488	77,251
Inter-segment elimination	(6,111)	(4,584)	(2,700)
	1,617,194	986,847	935,753
Adjusted EBITDA(1)
Contract Drilling Services	397,753	231,532	300,425
Completion and Production Services	38,147	23,807	11,257
Corporate and Other	(124,295)	(62,567)	(48,279)
	311,605	192,772	263,403
Depreciation and amortization	279,035	282,326	316,322
Gain on asset disposals	(29,926)	(8,516)	(11,931)
Foreign exchange	1,278	393	4,542
Finance charges	87,813	91,431	107,468
Loss (gain) on investments and other assets	(12,452)	400	—
Loss (gain) on redemption and repurchase of unsecured senior notes	—	9,520	(43,814)
Loss before income tax	(14,143)	(182,782)	(109,184)
Income taxes	20,150	(5,396)	10,954
Net loss	(34,293)	(177,386)	(120,138)

(1) See Financial Measures and Ratios on page 40 of this report.

Results by Geographic Segment

Year ended December 31 (in thousands of dollars)	2022	2021	2020
Revenue
U.S.	745,630	398,024	444,052
Canada	725,560	443,772	305,613
International	146,004	145,051	186,088
	1,617,194	986,847	935,753
Total assets
U.S.	1,376,413	1,247,173	1,339,945
Canada	1,056,093	959,163	1,053,921
International	443,617	455,416	505,012
	2,876,123	2,661,752	2,898,878

2022 COMPARED WITH 2021

2022 was highlighted by increasing industry activity, supported by strengthening commodity prices, as global oil and natural gas demand approached pre-pandemic levels and customers sought to replenish depleted well inventories. In the U.S., West Texas Intermediate (WTI) oil prices averaged US$94.23 per barrel and Henry Hub natural gas prices averaged US$6.51 per MMBtu, representing an increase of 39% and 75% from 2021, respectively. In Canada, Western Canadian Select (WCS) and AECO natural gas prices averaged US$78.15 and $5.43 in 2022, respectively. Average WCS pricing was 43% higher than 2021 while AECO increased by 49%.

As compared with 2021, our revenue increased by 64% to $1,617 million. Our higher revenue in the year was primarily the result of higher North American activity and revenue per utilization day. We recognized Adjusted EBITDA in 2022 of $312 million, 62% higher than in 2021. Our higher Adjusted EBITDA in the current year was primarily due to increased activity and day rates, partially offset by higher share-based compensation charges. As compared with 2021, our U.S. drilling activity increased 41%, Canadian activity increased 30% and international activity remained consistent. In addition, our service rig operating hours increased 34% compared with the prior year. Our net loss in 2022 was $34 million, or $2.53 per diluted share, compared with a net loss of $177 million, or $13.32 per diluted share, in 2021.

Debt Repayments and Shareholder Returns

During the year, we reduced debt by $106 million through repayments on our Senior Credit and Real Estate Credit Facilities. Pursuant to our Normal Course Issuer Bid (NCIB), we repurchased and cancelled 130,395 common shares for $10 million.

Finance Charges

Finance charges were $88 million, a decrease of $4 million from 2021 due to lower debt issue costs, partially offset by the impact of higher variable interest rates on our Senior Credit and Real Estate Credit Facilities. In 2021, we accelerated the amortization of issue costs associated with fully redeemed unsecured senior notes.

13	Management’s Discussion and Analysis

Capital Spending and Long-Lived Assets

Capital expenditures for the purchase of property, plant and equipment were $184 million in 2022, an increase of $108 million from 2021. Capital spending by spend category included $63 million for expansion and upgrades and $121 million for the maintenance of existing assets and infrastructure.

During the year, we acquired the well servicing business and associated rental assets of High Arctic for consideration of $38 million. On the date of acquisition, we made a $10 million cash payment with the remaining balance of $28 million paid in the first quarter of 2023. The acquisition increased the size and scale of our operations within the Canadian well servicing industry, adding well-service rigs to our fleet along with related rental assets, ancillary support equipment, inventories, spares and operating facilities in key operating basins.

Under IFRS, we review the carrying value of our long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2022, we reviewed each of our cash-generating units (CGUs) and did not identify indications of impairment and, therefore, did not test our CGUs for impairment.

Through the completion of normal course business operations, we sold non-core assets for proceeds of $37 million resulting in a gain on asset disposal of $30 million.

Income Taxes

In 2022, we recognized an income tax expense of $20 million as compared with an income tax recovery of $5 million in 2021. In 2022, we continued to not recognize the benefit of Canadian and certain international deferred tax assets resulting in a higher income tax expense as compared with 2021.

2021 COMPARED WITH 2020

In the U.S., WTI oil prices averaged US$67.91 per barrel and Henry Hub natural gas prices averaged US$3.72 per MMBtu, representing an increase of 72% and 75% from 2020, respectively. In Canada, WCS and AECO natural gas price averaged US$54.84 and $3.64 in 2020, respectively. Average WCS pricing was 106% higher than 2020 while AECO increased by 63%.

As compared with 2020, our revenue in 2021 increased by 5% to $987 million. Our higher revenue in the year was primarily the result of higher North American drilling and service activity, partially offset by lower average drilling day rates across all regions. We recognized Adjusted EBITDA in 2021 of $193 million, 27% lower than in 2020. Our lower Adjusted EBITDA in 2021 was primarily due to higher share-based compensation charges, lower average drilling day rates and the impact of lower idle but contracted rig revenue, partially offset by higher drilling and service activity and lower restructuring costs. As compared with 2020, our U.S. drilling activity increased 20%, Canadian activity increased 46% and international activity decreased 13%. In addition, our service rig operating hours increased 55% compared with 2020. Our net loss in 2021 was $177 million, or $13.32 per diluted share, compared with a net loss of $120 million, or $8.76 per diluted share, in 2020.

Issue and Redemption of Unsecured Senior Notes

During 2021, we issued US$400 million of 6.875% unsecured senior notes due in 2029 in a private offering. These unsecured senior notes were issued at a price equal to 99.253% of face value. The net proceeds from the issuance, along with amounts drawn on our Senior Credit Facility, were used to redeem in full US$286 million aggregate principal amount of our 7.750% unsecured senior notes due 2023 and redeem in full US$263 million aggregate principal amount of our 5.250% unsecured senior notes due 2024 for a total of US$557 million, plus accrued and unpaid interest, resulting in a loss on redemption of US$8 million.

Finance Charges

Finance charges were $91 million, a decrease of $16 million compared with 2020 and were primarily due to a reduction in interest expense related to retired debt and the impact of the strengthening of the Canadian dollar on our U.S. dollar denominated interest, partially offset by higher amortization of debt issue costs.

Capital Spending and Long-Lived Assets

Capital expenditures for the purchase of property, plant and equipment and intangible assets were $76 million in 2021, an increase of $14 million from 2020. By spend category, our capital spending included $19 million for expansion and upgrades and $57 million for the maintenance of existing assets, infrastructure and intangibles.

Under IFRS, we review the carrying value of our long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2021, we reviewed each cash-generating unit and did not identify indications of impairment and, therefore, did not test our CGUs for impairment.

During 2021, we disposed of our directional drilling business for a gain of $1 million.

Precision Drilling Corporation 2022 Annual Report	14

Foreign Exchange

We recognized a foreign exchange expense of $0.4 million in 2021 as compared with $5 million in 2021. The lower foreign exchange expense in 2021 was due to the translation impact of lower outstanding U.S. denominated intercompany payables.

Income Taxes

In 2021, we recognized an income tax recovery of $5 million as compared with an income tax expense of $11 million in 2020. The income tax recovery in 2021 was primarily the result of the reversal of temporary differences. In 2021, we did not recognize the benefit of Canadian and certain international deferred tax assets.

SEGMENTED RESULTS

Contract Drilling Services

Financial Results

Year ended December 31 (in thousands of dollars, except where noted)	2022	% of revenue	2021	% of revenue	2020	% of revenue
Revenue	1,436,134		877,943		861,202
Expenses
Operating	988,885	68.9	618,327	70.4	526,716	61.2
General and administrative	49,496	3.4	28,084	3.2	26,441	3.1
Restructuring	—	—	—	—	7,620	0.9
Adjusted EBITDA(1)	397,753	27.7	231,532	26.4	300,425	34.9

(1) See Financial Measures and Ratios on page 40 of this report.

Operating Statistics

Year ended December 31	2022	% increase/ (decrease)	2021	% increase/ (decrease)	2020	% increase/ (decrease)
Number of drilling rigs (year-end)	225	(0.9)	227	—	227	0.4
Drilling utilization days (operating and moving)
U.S.	20,396	40.7	14,494	20.0	12,080	(54.5)
Canada	20,519	30.0	15,782	46.2	10,794	(25.5)
International	2,190	—	2,190	(13.3)	2,526	(18.3)
Drilling revenue per utilization day
U.S.	27,309	28.7	21,213	(19.0)	26,184	11.9
Canada	27,037	28.1	21,105	(2.3)	21,611	0.2
International	51,242	(3.0)	52,837	(3.6)	54,811	6.7

2022 Compared with 2021

Revenue from Contract Drilling Services was $1,436 million, 64% higher than 2021 due to higher North America drilling activity and revenue per utilization day. As compared to 2021, our North America drilling activity increased 35% while average revenue per utilization day in the U.S. and Canada increased 29% and 28%, respectively.

Operating expenses in 2022 were 69% of revenue, 2% lower than the prior year, primarily due to the impact of increased North American revenue per utilization day. On a per utilization day basis, in the U.S., operating costs were 24% higher than the prior year primarily due to higher rig operating expenses and repairs and maintenance, offset by fixed operating overheads spread over more utilization days. Operating costs on a per day basis in our Canadian drilling rig division were 24% higher than in 2021, primarily due to higher rig operating expenses and repairs and maintenance and lower Canada Emergency Wage Subsidy (CEWS) program assistance. In both the U.S. and Canada, higher rig operating expenses primarily related to increased wages while our increased activity resulted in higher repairs and maintenance. In 2021, our operating expenses were reduced by CEWS program assistance of $15 million. We did not recognize any CEWS program assistance in 2022.

General and administrative expenses for 2022 increased by $21 million due to higher share-based compensation charges resulting from our increased share price. In 2022, we recognized share-based compensation charges of $13 million as compared with $5 million in the prior year.

Our 2022 Adjusted EBITDA was $398 million as compared with $232 million in the prior year. The increase was primarily due to the impact of increased activity and revenue per utilization day, partially offset by higher share-based compensation charges in 2022 and the impact of CEWS program assistance in 2021.

15	Management’s Discussion and Analysis

U.S. Drilling

Revenue from U.S. drilling was US$557 million, 81% higher than 2021. Drilling rig activity, as measured by utilization days, was up 41% while average revenue per utilization day increased 29% compared with 2021. Adjusted EBITDA was US$158 million,103% higher than 2021, as a result of higher activity and revenue per utilization day.

Our higher U.S. drilling revenue per utilization days was primarily due to higher revenue per utilization day, spurred by the tightening of available Super-Spec rigs, and higher turnkey revenue. In 2022, we recognized turnkey revenue of US$25 million which accounted for 4% of our U.S. drilling revenue as compared with US$14 million and 4% in 2021, respectively. During the year, we recognized US$2 million of revenue from idle but contracted rigs as compared with nil million in 2021.

Drilling Statistics – U.S.

We ended the year with a U.S. rig count of 101. We averaged 56 rigs working in 2022, 40% higher than 2021, as industry activity increased by 52%. The average number of active land rigs for the industry was 699 in 2022 as compared with 461 rigs in the prior year.

	2022		2021		2020
	Precision	Industry (1)	Precision	Industry (1)	Precision	Industry (1)
Average number of active land rigs for quarters ended:
March 31	51	603	33	378	55	764
June 30	55	687	39	437	30	378
September 30	57	746	41	485	21	241
December 31	60	761	45	545	26	297
Annual average	56	699	40	461	33	420

(1) Source: Baker Hughes.

Canadian Drilling

Revenue from Canadian drilling was $557 million, 67% higher than 2021. Drilling rig activity, as measured by utilization days, was up by 30% while average revenue per utilization day increase by 28% compared with the prior year.

Adjusted EBITDA was $192 million, 77% higher than 2021, as a result of higher drilling activity and day rates, partially offset by lower CEWS program assistance.

Drilling Statistics – Canada

We ended the year with a Canadian rig count of 111. We averaged 56 rigs working in 2022, 30% higher than 2021 which was consistent with industry as the average number of active land rigs for the year rose 33% from 132 to 176.

	2022		2021		2020
	Precision	Industry (1)	Precision	Industry (1)	Precision	Industry (1)
Average number of active land rigs for quarters ended:
March 31	63	205	42	145	63	196
June 30	37	113	27	72	9	25
September 30	59	199	51	151	18	47
December 31	66	187	52	160	28	88
Annual average	56	176	43	132	29	89

(1) Source: Baker Hughes.

COMPLETION AND PRODUCTION SERVICES

Financial Results

Year ended December 31 (in thousands of dollars, except where noted)	2022	% of revenue	2021	% of revenue	2020	% of revenue
Revenue	187,171		113,488		77,251
Expenses
Operating	141,827	75.8	84,401	74.4	59,404	76.9
General and administrative	7,197	3.8	5,280	4.7	3,995	5.2
Restructuring	—	—	—	—	2,595	3.4
Adjusted EBITDA(1)	38,147	20.4	23,807	21.0	11,257	14.6

(1) See Financial Measures and Ratios on page 40 of this report.

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Operating Statistics

Year ended December 31	2022	% increase/ (decrease)	2021	% increase/ (decrease)	2020	% increase/ (decrease)
Number of service rigs (end of year)	135	9.8	123	—	123	—
Service rig operating hours	170,362	34.3	126,840	54.8	81,952	(44.3)

2022 Compared with 2021

Revenue from Completion and Production Services was $187 million, 65% higher than 2021, resulting from increased activity across all divisions and stronger hourly service rates. Our current year service rig operating hours rose by 34% versus the comparable period.

Operating expenses were 76% of segment revenue, 1% higher than 2021, which was primarily the result of industry-wide wage increases and lower CEWS program assistance. General and administrative expenses increased by 36% due the higher share-based compensation and higher fixed overheads associated with the acquisition of High Arctic’s well servicing business.

In 2021, we recognized CEWS program assistance of $6 million, presented as offsets to operating and general and administrative expenses of $5 million and $1 million, respectively. We did not recognize any CEWS program assistance in 2022.

Adjusted EBITDA increased by 60% from 2022 as a result of increased activity and higher service rates, partially offset by lower CEWS program assistance.

CORPORATE AND OTHER

Financial Results

Year ended December 31 (in thousands of dollars, except where noted)	2022	2021	2020
Expenses
General and administrative	124,295	62,567	40,433
Restructuring	—	—	7,846
Adjusted EBITDA(1)	(124,295)	(62,567)	(48,279)

(1) See Financial Measures and Ratios on page 40 of this report.

2022 Compared with 2021

Our Corporate and Other segment contains support functions that provide assistance to our business segments. It includes costs incurred in corporate groups in both Canada and the U.S.

Corporate general and administrative expenses were $124 million in 2022, $62 million higher than 2021. The increase was mainly related to increased share-based compensation charges resulting from our higher share price in the current year. In 2022, corporate general and administrative costs were 7.7% of consolidated revenue compared with 6.3% in the prior year.

QUARTERLY FINANCIAL RESULTS

2022 – Quarters Ended (in thousands of dollars, except per share amounts)	March 31	June 30	September 30	December 31
Revenue	351,339	326,016	429,335	510,504
Adjusted EBITDA(1)	36,855	64,099	119,561	91,090
Net earnings (loss)	(43,844)	(24,611)	30,679	3,483
per basic share	(3.25)	(1.81)	2.26	0.27
per diluted share	(3.25)	(1.81)	2.03	0.27
Funds provided by operations(1)	29,955	60,373	81,327	111,339
Cash provided by (used in) operations	(65,294)	135,174	8,142	159,082

(1) See Financial Measures and Ratios on page 40 of this report.

2021 – Quarters Ended (in thousands of dollars, except per share amounts)	March 31	June 30	September 30	December 31
Revenue	236,473	201,359	253,813	295,202
Adjusted EBITDA(1)	54,539	28,944	45,408	63,881
Net loss	(36,106)	(75,912)	(38,032)	(27,336)
per basic share	(2.70)	(5.71)	(2.86)	(2.05)
per diluted share	(2.70)	(5.71)	(2.86)	(2.05)
Funds provided by operations(1)	43,430	12,607	33,525	62,681
Cash provided by operations	15,422	42,219	21,871	59,713

(1) See Financial Measures and Ratios on page 40 of this report.

17	Management’s Discussion and Analysis

Fourth Quarter 2022 Compared with Fourth Quarter 2021

In the fourth quarter of 2022, we recorded net earnings of $3 million or $0.27 per diluted share compared to a net loss of $27 million or a net loss of $2.05 per diluted share in 2021.

Revenue for the fourth quarter was $511 million, 73% higher than in 2021 and was the result of increased North American drilling and service activity and day rates. Drilling rig utilization days (drilling days plus move days) increased by 31% in the U.S. and 26% in Canada and well service activity increased 49% as compared with the fourth quarter of 2021. Our 2022 fourth quarter revenue from our Contract Drilling Services and Completion and Production Services segments increased 71% and 84%, respectively, from the comparable 2021 quarter.

Adjusted EBITDA for the quarter was $91 million, $27 million higher than 2021 mainly due to increased activity and day rates, partially offset by higher share-based compensation charges and lower CEWS program assistance. Share-based compensation charges for the quarter were $75 million, $69 million higher than in 2021 with the increase primarily due to our higher share price during the current year quarter.

Contract Drilling Services

Revenue from Contract Drilling Services was $453 million this quarter, 71% higher than in 2021, while Adjusted EBITDA increased by 101% to $138 million. The increase in revenue and Adjusted EBITDA was primarily due to higher North American activity and day rates.

Drilling rig utilization days in the U.S. were 5,482, 31% higher than 2021. Drilling rig utilization days in Canada were 6,058, 26% higher than 2021. The increase in utilization days in both the U.S. and Canada was consistent with higher industry activity. Drilling rig utilization days in our international business were 552, consistent with 2021.

As compared with 2021, our U.S. fourth quarter revenue per utilization day increased 42% to $31,242. The increase was primarily the result of improved pricing, partially offset by lower turnkey revenue. During the fourth quarter, we recognized revenue from turnkey projects of US$4 million compared with US$6 million in 2021. Compared with the same quarter in 2021, drilling rig revenue per utilization day in Canada increased 30% to $29,886 due to higher day rates and increased labor and cost recoveries, partially offset by rig mix. Our international revenue per utilization day for the quarter was slightly lower than in 2021 primarily due to the expiration of drilling contracts.

In the U.S., operating costs per utilization day were $19,253, 20% higher than in 2021. The increase was primarily due to higher repairs and maintenance, field wages and larger crew sizes. Our Canadian operating costs on a per day basis increased 17% to $17,538 and was due to due to higher field wages, larger crew sizes and higher repairs and maintenance expenses.

Our general and administrative expenses increased by $12 million as compared with the fourth quarter of 2021. The higher expense for the quarter pertains to higher share-based compensation charges from our increasing share price and performance multiplier. In the fourth quarter, we recognized $8 million of share-based compensation charges as compared with $1 million in 2021.

Completion and Production Services

Completion and Production Services revenue for the fourth quarter of 2022 increased to $59 million as compared with $32 million in 2021. The higher revenue was primarily due to increased average service rates and activity. Our fourth quarter service rig operating hours were 49,368 an increase of 49% from 2021.

Operating costs as a percentage of revenue were 77%, consistent with 2021. As compared to 2021, our fourth quarter general and administrative expenses increased by 56%. The higher expense for the quarter is primarily due to incremental costs resulting from our well servicing acquisition in the third quarter of 2022.

Our fourth quarter Adjusted EBITDA increased to $12 million as compared with $6 million in 2021, primarily due to increased average service rates and activity, partially offset by higher share-based compensation expense.

Corporate and Other

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $58 million as compared with $11 million in the fourth quarter of 2021. Our current quarter Adjusted EBITDA was impacted by higher share-based compensation costs from our increased share price and the impact of the increased performance multiplier.

Precision Drilling Corporation 2022 Annual Report	18

FINANCIAL CONDITION

The oilfield services business is inherently cyclical. To manage this variability, we focus on maintaining a strong financial position to have the financial flexibility we need to continue to manage our capital expenditures and cash flows, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking the results of our operations to keep costs down. We maintain a variable cost structure so we can respond to changing market demand. We also invest in our fleet to make sure we remain competitive. Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings generated through the operating leverage provided by our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs help provide more certainty of future revenues and return on our growth capital investments.

LIQUIDITY

During 2022, we maintained our strong liquidity position, exiting the year with a cash balance of $22 million and approximately $575 million of available borrowing capacity under our secured credit facilities, providing us with approximately $600 million of total liquidity.

We expect cash provided by operations and our sources of financing, including our Senior Credit Facility, to be sufficient to meet our unsecured senior note obligations and to fund future capital expenditures.

At December 31, 2022, excluding letters of credit, we had approximately $1,103 million (2021 – $1,126 million) outstanding under our secured and unsecured credit facilities and $15 million (2021 – $17 million) in unamortized debt issue costs. Our Senior Credit Facility and Real Estate Credit Facility include financial ratio covenants that are tested quarterly.

The current blended cash interest cost of our debt is approximately 7.1%.

Ratios and Key Financial Indicators

We evaluate the relative strength of our financial position by monitoring our working capital, debt ratios and liquidity. We also monitor returns on capital and link our executives’ incentive compensation to certain long-term strategic targets as well as the returns of our shareholders relative to the shareholder returns of our peers.

Financial Position and Ratios

(in thousands of dollars, except ratios)	December 31, 2022	December 31, 2021	December 31, 2020
Working capital(1)	60,641	81,637	175,423
Working capital ratio(1)	1.1	1.3	2.1
Long-term debt(2)	1,085,970	1,106,794	1,236,210
Total long-term financial liabilities(3)	1,206,619	1,185,858	1,304,162
Total assets	2,876,123	2,661,752	2,898,878
Enterprise Value(1)(4)	2,470,538	1,660,781	1,409,147
Long-term debt to long-term debt plus equity	0.5	0.5	0.5
Long-term debt to cash provided by operations(1)	4.6	7.9	5.5
Net Debt to Adjusted EBITDA(1)	3.4	5.5	4.3

(1) See Financial Measures and Ratios on page 40 of this report.

(2) Net of unamortized debt issue costs.

(3) Non-current liabilities less deferred tax liabilities.

(4) See page 23 for more information.

Credit Rating

Credit ratings affect our ability to obtain short and long-term financing, the cost of this financing, and our ability to engage in certain business activities cost-effectively.

At March 3, 2023	Moody’s	S&P	Fitch
Corporate credit rating	B2	B	B+
Senior Credit Facility rating	Not rated	Not rated	BB+
Unsecured senior notes credit rating	B3	B	B+

19	Management’s Discussion and Analysis

CAPITAL MANAGEMENT

To maintain and grow our business, we invest in growth, upgrade and sustaining capital. We base expansion and upgrade capital decisions on return of capital employed and payback, and we mitigate the risk that we may not be able to fully recover our capital, by requiring term contracts for new-build rigs.

We base our maintenance capital decisions on actual activity levels, using key financial indicators that we express as per operating day or per operating hour. Sourcing internally (through our manufacturing and supply divisions) helps keep our maintenance capital costs as low as possible.

Foreign Exchange Risk

Our U.S. and international operations have revenue, expenses, assets, and liabilities denominated in currencies other than the Canadian dollar (mostly in U.S. dollars and currencies that are pegged to the U.S. dollar). This means that changes in currency exchange rates can materially affect our income statement, statement of financial position and statement of cash flow. We manage this risk by matching the currency of our debt obligations with the currency of cash flows generated by the operations that the debt supports.

Hedge of Investments in Foreign Operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates. During 2022, we continued to designate our U.S. dollar Senior Credit Facility and unsecured senior notes as a net investment hedge in our U.S. dollar denominated foreign operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts in earnings.

SOURCES AND USES OF CASH

At December 31 (in thousands of dollars)	2022	2021	2020
Cash provided by operations	237,104	139,225	226,118
Cash used in investing activities	(144,415)	(56,613)	(40,517)
Surplus	92,689	82,612	185,601
Cash used in financing activities	(113,171)	(149,913)	(145,624)
Effect of exchange rate changes on cash	1,481	(883)	(5,906)
Net cash movement	(19,001)	(68,184)	34,071

Cash Provided by Operations

In 2022, cash provided by operations was $237 million compared with $139 million in 2021. The increase was primarily the result of higher activity and service rates, partially offset by higher share-based compensation charges and the impact of increased working capital draws resulting from our increased activity in 2022.

Cash Used in Investing Activities

Our 2022 capital spending of $184 million by spend category was comprised of:

▪	$63 million on upgrade and expansion capital, and
▪	$121 million on maintenance and infrastructure capital.

The $184 million in capital expenditures in 2022 was split between our segments as follows:

▪	$178 million in Contract Drilling Services,
▪	$5 million in Completion and Production Services, and
▪	$1 million in Corporate and Other.

Expansion and upgrade capital includes the cost of long-lead items purchased for our capital inventory, such as integrated top drives, drill pipe, control systems, engines, and other items we can use to complete new-build projects or upgrade our rigs in North America and internationally.

We sold underutilized capital assets for proceeds of $37 million in 2022 compared with $13 million in 2021.

We acquired the well servicing business and associated rental assets of High Arctic for $38 million. Cash consideration of $10 million was paid in 2022 with the remaining balance paid in first quarter of 2023.

In 2021, Precision sold its directional drilling business to Cathedral Energy Services Ltd. (Cathedral), receiving 13,400,000 Cathedral common shares, along with warrants to purchase an additional 2,000,000 Cathedral common. We revalue the common shares and warrants at the end of each reporting. For the year ended December 31, 2022, we recognized a gain on investments and other assets of $12 million.

Precision Drilling Corporation 2022 Annual Report	20

Cash Used in Financing Activities

In 2022, cash used in financing activities was $113 million as compared with $150 million in 2021. Our 2022 financing activities were comprised of:

▪	$106 million of net repayments of long-term debt,
▪	$10 million of NCIB share repurchases,
▪	$7 million of lease payments, and
▪	$10 million of proceeds from the exercise of share options.

CAPITAL STRUCTURE

Material Debt

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$500[1] million (extendible, revolving term credit facility with US$300 million accordion feature)	US$44 million drawn and US$56 million in outstanding letters of credit	General corporate purposes	June 18, 2025[1]
Real estate credit facility (secured)
US$9 million	Fully drawn	General corporate purposes	November 19, 2025
$18 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $28 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$31 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1)   US$53 million expires on November 21, 2023.

Covenants

At December 31, 2022, we were in compliance with the covenants of our Senior Credit Facility, Real Estate Credit Facility and unsecured senior notes.

	Covenant	At December 31, 2022
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	0.22
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	4.80

Real Estate Credit Facility
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	4.80

Unsecured Senior Notes
Consolidated interest coverage ratio	≥ 2.00	3.62

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Senior Credit Facility

The senior secured revolving credit facility (Senior Credit Facility) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$500 million with a provision for an increase in the facility of up to an additional US$300 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S.

The Senior Credit Facility requires Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters of greater than 2.5:1, subject to the amendments noted below.

21	Management’s Discussion and Analysis

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

On April 9, 2020, Precision agreed with the lenders of its Senior Credit Facility to certain covenants during the Covenant Relief Period. On June 18, 2021, Precision agreed with the lenders of its Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025, however; US$53 million of the US$500 million will expire on November 21, 2023. Precision exited the Covenant Relief Period on September 30, 2022.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2022, US$44 million was drawn under this facility (2021 – US$118 million). Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2022, outstanding letters of credit amounted to US$56 million (2021 – US$33 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (CDOR); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

Real Estate Credit Facilities

Our Canadian Real Estate Credit Facility is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

Our U.S. Real Estate Credit Facility is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

Our Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, we must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled, or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

Unsecured Senior Notes

The unsecured senior notes require we comply with an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to pay dividends, make distributions or repurchase shares from shareholders. This restricted payment basket grows from a starting point of October 1, 2017 for the 2026 senior notes and July 1, 2021 for the 2029 senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments and repurchase shares until such time as the restricted payments baskets become positive . During 2022, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Precision Drilling Corporation 2022 Annual Report	22

Contractual Obligations

Our contractual obligations include both financial obligations (long-term debt and interest) and non-financial obligations (new-build rig commitments, leases, and equity-based compensation for key executives and officers). The table below shows the amounts of these obligations and when payments are due for each.

	Payments due (by period)
At December 31, 2022 (in thousands of dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Long-term debt(1)	2,287	73,654	484,893	542,004	1,102,838
Interest on long-term debt(1)	77,774	155,087	91,664	38,816	363,341
Purchase of property, plant and equipment(1)(2)	97,116	69,908	16,955	—	183,979
Leases(1)	10,985	18,505	10,472	8,628	48,590
Contractual incentive plans(1)(3)	94,403	93,434	—	—	187,837
Total	282,565	410,588	603,984	589,448	1,886,585

(1) U.S. dollar denominated balances are translated at the period end exchange rate of Cdn$1.00 equals US$0.7380.

(2) Balance primarily relates to cost of rig equipment with flexible delivery schedule wherein we can take delivery between 2023 and 2026.

(3) Includes amounts not yet accrued but are likely to be paid at the end of the contract term. Our long-term incentive plans compensate officers and key employees through cash payments when their awards vest. Equity-based compensation amounts are shown based on the closing share price on the TSX of $103.71 at December 31, 2022.

Shareholders Capital

	March 3, 2023	December 31, 2022	December 31, 2021	December 31, 2020
Shares outstanding	13,768,652	13,558,525	13,304,425	13,459,593
Deferred share units outstanding	1,470	1,470	1,470	1,470
Share options outstanding	156,208	164,803	383,448	432,458

During 2023, we settled certain vesting RSUs and PSUs through the issuance of 230,336 common shares and, pursuant to our NCIB, repurchased and cancelled 15,888 common shares for $1 million.

More information about our capital structure can be found in our Annual Information Form, available on our website and on SEDAR.

Common Shares

Our articles of amalgamation allow us to issue an unlimited number of common shares.

Preferred Shares

We can issue preferred shares in one or more series. The Board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares, and the price, terms and conditions, and any conversion rights.

Enterprise Value

(in thousands of dollars, except shares outstanding and per share amounts)	December 31, 2022	December 31, 2021	December 31, 2020
Shares outstanding	13,558,525	13,304,425	13,459,593
Year-end share price on the TSX	103.71	44.69	20.93
Shares at market	1,406,155	594,575	281,709
Long-term debt	1,085,970	1,106,794	1,236,210
Less cash	(21,587)	(40,588)	(108,772)
Enterprise Value(1)	2,470,538	1,660,781	1,409,147

(1) See Financial Measures and Ratios on page 40 of this report.

23	Management’s Discussion and Analysis

ACCOUNTING POLICIES AND ESTIMATES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Because of the nature of our business, we are required to make estimates about the future that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. Estimates are based on our past experience, our best judgement and assumptions we think are reasonable.

Our significant accounting policies are described in Note 3 to the Consolidated Financial Statements. We believe the following are the most difficult, subjective or complex judgements, and are the most critical to how we report our financial position and results of operations:

▪	impairment of long-lived assets
▪	depreciation and amortization
▪	income taxes.

Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment or impairment recoveries of non-financial assets.

The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they remain reasonable given the current estimate of the demand period for oil and natural gas extractive services well exceeds their remaining useful lives. In addition, the Corporation’s property, plant and equipment, including drill rig equipment, adapts to numerous low-carbon projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.

In future periods, if indications of impairment of non-financial assets exist, the Corporation’s measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation’s continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation’s weighted average cost of capital.

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangibles, comprise the majority of our assets. The carrying value of these assets is reviewed for impairment periodically or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Corporation’s analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, the financial performance of the CGU compared to forecasts and consideration of the Corporation’s market capitalization.

The recoverability of long-lived assets requires a calculation of the recoverable amount of the cash generating unit or groups of CGUs to which assets have been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgement is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs, and judgement is required in projecting cash flows and selecting the appropriate discount rate. We use observable market data inputs to develop a discount rate that we believe approximates the discount rate from market participants. For property, plant and equipment, this requires us to forecast future cash flows to be derived from the utilization of our assets based on assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

In deriving the underlying projected cash flows, assumptions must also be made about future drilling activity, margins and market conditions over the long-term life of the assets or CGUs. We cannot predict if an event that triggers impairment will occur, when it will occur or how it will occur, or how it will affect reported asset amounts. Although we believe the estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such estimations are subject to significant uncertainty and judgement.

Depreciation and Amortization

Our property, plant and equipment and intangible assets are depreciated and amortized based on estimates of useful lives and salvage values. These estimates consider data and information from various sources, including vendors, industry practice, and our own historical experience, and may change as more experience is gained, market conditions shift, or new technological advancements are made.

Determination of which parts of the drilling rig equipment represent a significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts are matters of judgement. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

Precision Drilling Corporation 2022 Annual Report	24

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses already recorded. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which we operate. The amount of such provisions is based on various factors, such as our experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

RISKS IN OUR BUSINESS

Investing in Precision securities presents risks. Take time to read about the risks described below and other important information in this report and our other disclosure documents before making an investment decision, as these risks could have a material adverse effect on our business, financial condition, results of operations and cash flow. You may also want to seek advice from an expert.

Our enterprise risk management framework operates at the business and functional levels and is designed to identify, evaluate and mitigate risks within each of the risk categories below. It leverages the risk framework in each of our businesses, which includes Precision’s policies, guidelines and review mechanisms.

Our businesses routinely encounter and manage risks, some of which may cause our future results to be different, and sometimes materially different than what we presently anticipate. We describe certain important strategic, operational, financial, legal and compliance risks. Our response to developments in those risk areas and our reactions to material future developments will affect our future results.

Our operations depend on the prices of oil and natural gas, which are subject to volatility and on the exploration and development activities of oil and natural gas exploration and production companies

We primarily sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high, and the opposite is true when commodity prices are relatively low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business in recent years. Increased volatility and other factors beyond our control have led to greater uncertainty in the demand for our services.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate, Western Canadian Select, and European Brent crude oil can fluctuate. As in all markets, when supply, demand, inability to access domestic or export markets and other factors change, so can the spreads between benchmarks. The use of natural gas is growing quickly worldwide, with the three most developed demand centers residing in North America, Western Europe and North Asia. These regions have dense pipeline networks and a high demand for natural gas. The world’s largest producers of natural gas are currently the U.S., Russia, Iran, Qatar, Canada, China and Norway. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, developments in the transportation of LNG in ocean-going tanker ships introduced an element of globalization to the natural gas market. The development of LNG means all the major production centers for natural gas are linked to the world’s major demand centers.

Worldwide military, political, economic and other events, such as the COVID-19 pandemic, the conflict in Ukraine or a conflict in the Middle East, expectations for global economic growth, inflation, political sanctions, trade disputes, or initiatives by OPEC+, can affect supply and demand for oil and natural gas. Weather conditions, governmental regulation (in Canada and U.S.), levels of consumer demand, the availability and pricing of alternate sources of energy (including renewable energy initiatives), the availability of pipeline capacity and other transportation for oil and natural gas, global oil and natural gas storage levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility.

In 2022, an industry source reports 17,663 wells were started onshore in the U.S., compared to approximately 21,300 in 2021. In Western Canada, the CAOEC reports 5,582 wells were drilled in 2022 compared to 5,545 in 2021. According to industry sources, the U.S. average active land drilling rig count was up approximately 52% in 2022, compared to 2021, and the Canadian average active land drilling rig count was up approximately 33% during the same period as oil and natural gas prices stabilized throughout 2022.

Recently, commodity prices have been negatively affected by a combination of factors, including increased production, the decisions of OPEC+, concerns in respect of a recession, the COVID-19 pandemic and a strengthening in the U.S. dollar relative to most other currencies. Although OPEC+ agreed in October 2022 to oil production cuts, there is no assurance that the most

25	Management’s Discussion and Analysis

recent OPEC+ agreement will be observed by its parties and OPEC+ may change its agreement depending upon market conditions. Although crude oil prices have recovered since March 2020, reductions related to the onset of the COVID-19 pandemic, oil and natural gas prices are expected to continue to be volatile as a result of near-term production instability, the potential for a resurgence of the COVID-19 pandemic, conflict in Ukraine and actions of Russia, changes in oil and natural gas inventories, sanctions on Russian oil and natural gas exports and prices, industry demand, global and national economic performance, the actions of OPEC+, and any coordinated releases of oil from strategic reserves by the U.S. (or any other country). Certain of these events and conditions may contribute to decreased exploration and drilling activities and a decrease in confidence in the oil and natural gas industry generally. These difficulties have been exacerbated in Canada and the U.S. by political and other actions resulting in uncertainty surrounding regulatory, tax, royalty and environmental regulation. Each of these factors have adversely affected, and could continue to adversely affect, the price of oil and natural gas and drilling activities by our customers, which would adversely affect the level of capital spending by our customers and in turn could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As a result of the continued volatility in oil and natural gas prices, regulatory uncertainty, and strategies of certain of our customers to focus on debt reductions or returning cash to shareholders rather than incurring expenditures on exploration and drilling activities, demand for our services may be lower compared to historic periods when commodity prices were at similar levels. Reductions in commodity prices or factors that impact the supply and demand for oil and natural gas and lead to price volatility may result in reductions in capital budgets by our customers in the future, which could result in cancelled, delayed or reduced drilling programs by our customers and a corresponding decline in demand for our services. Additionally, the availability and pricing of alternative sources of energy, a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy, and technological advances may also depress the overall level of oil and natural gas exploration and production activity, similarly impacting the demand for our services.

If a reduction in exploration and development activities, whether resulting from changes in oil and natural gas prices or reductions in capital expenditures and capital budgets as described above or otherwise, continues or worsens, it could materially and adversely affect us further by:

▪	negatively impacting our revenue, cash flow, profitability and financial condition
▪	restricting our ability to make capital expenditures compared to periods prior to the downturn and our ability to meet future contracted deliveries of new-build rigs
▪	affecting the existing fair market value of our rig fleet, which in turn could trigger a write-down for accounting purposes
▪	our customers negotiating, terminating, or failing to honour their drilling contracts with us
▪	making our Senior Credit Facility financial covenants more difficult to maintain, and
▪	negatively impacting our ability to maintain or increase our borrowing capacity, our ability to obtain additional capital to finance our business and our ability to achieve our debt reduction targets.

There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will not decline in the future. A significant decline in demand could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, we have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with many industry participants. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing, rig availability and technology are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor, the offering of ancillary services, the ability to provide drilling equipment that is adaptable, having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low day rates, followed by periods of high demand, short rig supply and increasing day rates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous drilling companies in the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. In addition, the development of new drilling technology by competitors has increased in recent years, which could negatively affect our ability to differentiate our services. If demand for drilling services is better in a region where we operate, our competitors might respond by moving suitable drilling rigs in from other regions, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into

Precision Drilling Corporation 2022 Annual Report	26

a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our business results and the strength of our financial position are affected by our ability to strategically manage our capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Lower activity in the contract drilling industry exposes us to the risk of oversupply of equipment

Periods of low demand often lead to low utilization. The number of drilling rigs competing for work in markets where we operate has remained the same as the industry has seen a decrease in drilling activity relative to periods prior to 2015. The industry supply of drilling rigs may exceed actual demand because of the relatively long-life span of oilfield services equipment as well as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry decline could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs has intensified price competition in the past and could continue to do so. This could lead to lower day rates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materialize, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Pipeline constraints and other regulatory uncertainty in western Canada could have an adverse effect on the demand for our services in Canada

In western Canada, delays and/or the inability to obtain necessary regulatory approvals for pipeline projects that would provide additional transportation capacity and access to refinery capacity for our customers has led to downward price pressure on oil and natural gas produced in western Canada, which has depressed, and may continue to depress, the overall exploration and production activity of our customers. Construction has commenced on the Trans Mountain and Coastal Gaslink pipelines in western Canada; however, both projects may face further regulatory delays or disruptions. Canada generally has also lagged behind other natural gas producing countries in taking advantage of rising global demand and prices for natural gas in 2022 primarily as a result of Canada’s lack of liquified natural gas facilities and, by extension, export capacity owing to regulatory delay and uncertainty.

The regulatory uncertainty in Canada has impacted some of our customers’ ability to obtain financing as well as their ability to market their oil and natural gas, which has also depressed overall exploration and production activity. These factors could result in a corresponding decline in the demand for our services that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any difficulty in retaining, replacing, or adding personnel could adversely affect our business

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower-level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages if the industry adds more rigs, oilfield services companies expand, and new companies enter the business.

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel. If we are unable to, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Internationally, our operations rely on expat crews working in the host country where we operate. Any restriction, delays or embargo on issuance or renewal of work visas by host governments can have a material impact on our ability to conduct operations.

27	Management’s Discussion and Analysis

Risks and uncertainties associated with our international operations can negatively affect our business

We conduct some of our business in the Middle East. We may decide to establish operations in other international regions, including countries where the political and economic systems may be less stable than in Canada or the United States.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to, the following:

▪	an uncertain political and economic environment
▪	the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
▪	war, terrorist acts or threats, civil insurrection and geopolitical and other political risks
▪	fluctuations in foreign currency and exchange controls
▪	restrictions on the repatriation of income or capital
▪	increases in duties, taxes and governmental royalties
▪	renegotiation of contracts with governmental entities
▪	changes in laws and policies governing operations of companies
▪	compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries, and
▪	trade restrictions or embargoes imposed by the U.S. or other countries.

If there is a dispute relating to our international operations, we may be subject to the exclusive jurisdiction of foreign courts. In addition, we may not be able to file suits against foreign persons or subject them to the jurisdiction of a court in Canada or the U.S. or be able to enforce judgement or arbitrated awards against state-owned customers.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable; however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

We are subject to compliance with the United States Foreign Corrupt Practices Act (FCPA) and the Corruption of Foreign Public Official Act (Canada) (CFPOA), which generally prohibit companies from making improper payments to foreign government officials for the purpose of obtaining business. While we have developed policies and procedures designed to achieve compliance with the FCPA, CFPOA and other applicable international laws, we could be exposed to potential civil and criminal claims, economic sanctions or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (SEC), the U.S. Office of Foreign Assets Control and similar agencies have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. We could also face fines, sanctions and other penalties from authorities in other the relevant foreign jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of drilling rigs or other assets. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, geopolitical, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in our Senior Credit Facility and in our unsecured senior notes indentures and other debt agreements we may have in the future, and on our credit ratings. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature, or to fund other liquidity requirements. If we are not able to generate enough cash flow from

Precision Drilling Corporation 2022 Annual Report	28

operations or borrow a sufficient amount to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets or issue equity. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay or refinance our debt, it could have a negative impact on our business, financial condition, results of operations and cash flow.

Repaying our debt depends on our ability to generate cash flow and our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

A substantial portion of our operations are carried out through subsidiaries, and some of them are not guarantors of our debt. The assets of the non-guarantor subsidiaries represent approximately 85% of Precision’s consolidated assets. These subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

If we do not receive funds from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Customers’ inability to obtain credit/financing could lead to lower demand for our services

Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and natural gas drilling activity. If the availability of credit to our customers is reduced or the terms of such credit become less favourable to them, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Higher interest rates resulting from actions by central banks in response to inflation may reduce the amount of borrowing by our customers, which would decrease demand for our services. Additionally, certain investors and lenders may discourage investments or lending into the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments or lending into the hydrocarbon industry, it could have an adverse effect on the cost and terms of capital or availability of capital for our customers, which may result in reduced spending by our customers. A reduction in spending by our customers could have a material adverse effect on our business, financial condition, results of operations and cash flow as described further under – “Our operations depend on the price of oil and natural gas, which have been subject to increased volatility in recent years, and on the exploration and development activities of oil and natural gas exploration and production companies” on page 25.

Our debt facilities contain restrictive covenants

Our Senior Credit Facility, Real Estate Credit Facilities and the Senior Notes Indentures contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities (see Capital Structure – Material Debt – Unsecured Senior Notes on page 22). In the event our Consolidated Interest Coverage Ratio (as defined in our two Senior Note Indentures) is less than 2.0:1 for the most recent four consecutive fiscal quarters, the Senior Note Indentures restrict our ability to incur additional indebtedness. As of December 31, 2022, our Consolidated Interest Coverage Ratio, as calculated per our Senior Note Indentures, was 3.62.

In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility and Real Estate Credit Facilities (see Capital Structure – Material Debt on page 21). Events beyond our control could affect our ability to meet these tests in the future. If we breach any covenants, it could result in a default under the Senior Credit Facility and Real Estate Credit Facilities or any of the Senior Note Indentures. If there is a default under our Senior Credit Facility, the applicable lenders could decide to declare all amounts outstanding under the Senior Credit Facility, Real Estate Credit Facilities or any of the Senior Note Indentures to be due and payable immediately and terminate any commitments to extend further credit under the Senior Credit Facility. If there is an acceleration by the lenders and the accelerated amounts exceed a specific threshold, the applicable noteholders could decide to declare all amounts outstanding under any of the Senior Note Indentures to be due and payable immediately.

At December 31, 2022, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology, such as drive systems, control systems, automation, mud systems and top drives, to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is essential to our continued success. We cannot guarantee that our rig technology will continue to meet the needs of our customers, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely, or cost effective. Additionally, new technologies, services or standards could render some of our services, drilling rigs or

29	Management’s Discussion and Analysis

equipment obsolete, which could reduce our competitiveness and have a material adverse impact on our business, financial condition and results of operations.

Entering new lines of business or technical enhancements to our existing operating capabilities can be subject to risks, including a potential lack of acceptance by consumers and increased capital expenditures

Our AlphaTM technologies and EverGreenTM suite of environmental solutions use new technologies and are relatively new lines of business for us. Our ability to generate revenue from new business lines is uncertain and there can be no assurance that they will be able to generate significant revenue or be profitable. We may not realize benefits from investments into new business lines or technical enhancements for several years or may not realize benefits from such investments at all. Failure to realize the intended benefits from such investments could negatively affect our ability to attract new customers or expand our offerings to existing customers and may adversely affect our results from operations.

The timing and amount of capital expenditures we incur, including those related to our AlphaTM technologies and EverGreenTM suite of environmental solutions, will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

Public health crises, such as the COVID-19 pandemic, may impact our business

Local, regional, national or international public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price of and demand for oil and natural gas (and correspondingly, decrease the demand for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows). Such public health crises, pandemics, epidemics and disease outbreaks are continuously evolving and the extent to which our business operations and financial results continue to be affected depends on various factors, such as the duration, severity and geographic resurgence of the virus; the impact and effectiveness of governmental action to reduce the spread and treat such outbreak, including government policies and restriction; vaccine hesitancy and voluntary or mandatory quarantines; and the global response surrounding any such uncertainty.

While vaccination programs for COVID-19 have resulted in a more positive worldwide economic outlook, the overall timing, including the spread of any variants, and effectiveness of the vaccination programs for existing or new variants remains uncertain and emergency measures to combat the spread of the virus may be required from time to time, in certain countries or jurisdictions which could continue to result in decreased demand for oil and gas or increased volatility in prices for oil and gas.

The economic climate resulting from the impact of public health crises, pandemics and epidemics and any corresponding emergency measures that may be implemented from time to time by various governments may have significant adverse impacts on Precision including, but not exclusively:

▪	potential interruptions of our business or operations
▪	material declines in revenue and cash flows, as our customers are concentrated in the oil and natural gas industry
▪	future impairment charges to our property, plant and equipment and intangible assets
▪	risk of non-payment of accounts receivable and customer defaults, and
▪	additional restructuring charges as we align our structure and personnel to the dynamic environment.

Additionally, such public health crises, if uncontrolled, may result in temporary shortages of staff to the extent our workforce is impacted and may result in temporary interruptions to our business or operations, which may have an adverse effect on our financial condition, results of operations and cash flow.

Our and our customers’ operations are subject to numerous environmental laws, regulations and guidelines

In addition to expanded regulations and guidelines related specifically to climate change, we and our customers are subject to numerous environmental laws and regulations, including regulations relating to spills, releases and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these regulations apply directly to our operations and authorize the recovery of damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. For instance, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material. The total costs of complying with environmental protection requirements is unknown, but we may experience increased insurance and compliance costs as further environmental laws and regulations are introduced.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will

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continue to be available to us on commercially reasonable terms, that the possible types of liabilities that we may incur will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Governments in Canada and the U.S. may also consider more stringent regulations or restrictions of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain. Hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect. There can also be no guarantee that other laws and other government programs relating to the oil and natural gas industry and the transportation industry will not be changed in a manner that directly and adversely impacts the demand for oil and natural gas which could affect our business, nor can there be any assurances that the laws, regulations or rules governing our customers will not be changed in a manner that adversely affects our customers and, therefore, our business. In the U.S., the Biden Administration will likely implement additional regulations and oversight concerning environmental policies and federal land management compared to the Trump Administration. The potential for increased regulation and oversight may make it more difficult or costly for us to operate.

Major projects that would benefit our customers, such as new pipelines and other facilities, including liquified natural gas export facilities in Canada, may be inhibited, delayed or stopped by a variety of factors, including inability to obtain regulatory or governmental approvals or public opposition.

Effects of climate change, including physical and regulatory impacts, could have a negative impact on our business

The views on climate change are evolving at a regional, national and international level. As a result, political and economic events may significantly affect the scope and timing of climate change measures and regulations that are ultimately put in place, which may challenge the oil and gas industry in a number of ways or result in changes to how companies in the industry operate or spend capital. Additionally, the risks of natural disasters that could impact our business may increase in the future as a result of climate change. Furthermore, as societal awareness and public debate continue to grow in relation to the potential impact of climate change, consumer demand for alternative fuel sources may continue to rise and incentives to conserve energy may be developed. Our business may be adversely impacted as a result of climate change and its associated impacts, including, without limitation, our financial condition, results of operations, cash flow, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, and/or business plans.

Physical Impact

As discussed under “Business in our industry is seasonal and highly variable” on page 36, weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. Global climate change could impact the timing and length of the spring thaw and the period in which the muskeg freezes and thaws and could impact the severity of winter, which could have a material adverse effect on our business and operating results. Furthermore, extreme and evolving climate conditions could result in increased risks of, or more frequent, natural disasters such as flooding or forest fires and may result in delays or cancellation of some of our customer’s operations or could increase our operating costs (such as insurance costs), which could have a material adverse effect on our business and operating results. Extreme weather conditions could also impact the production and drilling of new wells. We cannot estimate the degree to which climate change and extreme climate conditions could impact our business and operating results; however, our insurance costs have increased, partially as a result of recent natural disasters.

Regulatory Impact

In response to climate change and increased focus on environmental protection, environmental laws, regulations and guidelines relating to the protection of the environment, including regulations and treaties concerning climate change or greenhouse gas and other emissions, continue to expand in scope. There has been an increasing focus on the reduction of greenhouse gas and other emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy. Laws, regulations or treaties concerning climate change or greenhouse gas and other emissions, including incentives to conserve energy or use alternate sources of energy, can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us. Such laws, regulations or treaties are evolving, and it is difficult to estimate with certainty the impact they will have on our business.

Canada and the U.S. are signatories to the Paris Agreement drafted at the United Nations Framework Convention on Climate Change (UNFCCC) in December 2015. The goals of the Paris Agreement are to prevent global temperature rise from exceeding

31	Management’s Discussion and Analysis

2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels. On November 4, 2020, the U.S. formally withdrew from the Paris Agreement; however, on January 20, 2021, the Biden Administration re-entered the U.S. into the Paris Agreement, which may provide for climate targets that could result in reduced demand for oil and natural gas in the United States. In Canada, in connection with its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate Change in 2016 (the PCF). The PCF requires all provinces and territories to have a carbon price of $30 per tonne in 2020 and rising by $10 per year to $50 per tonne in 2022. In December 2020, the Canadian Government announced proposed $15 per year increases to the carbon price commencing in 2023, to reach a total of $170 per tonne by 2050. Provinces and territories can implement either an explicit price-based system (such as the systems implemented in British Columbia and Alberta) or a cap-and-trade system. Saskatchewan remains the only Canadian jurisdiction that has not joined the national plan set out in the PCF. Saskatchewan released its own output-based performance standards approach, which is applied only to certain large industrial facilities. The proposed system in Saskatchewan only partially meets the PCF standards, therefore the federal carbon pollution pricing system will apply in Saskatchewan to sources not covered by Saskatchewan’s system. Certain Canadian provinces, including Alberta and Saskatchewan, had previously launched constitutional challenges related to the PCF; however, on March 25, 2021, the Supreme Court of Canada released its judgment confirming the constitutionality of Canada’s national carbon pricing regime. In November 2021, to conclude the 26th Conference of the Parties to the UNFCCC, nearly 200 countries including Canada signed the Glasgow Climate Pact, which reaffirms the commitments to limiting global temperature rise set out in the Paris Agreement. The Glasgow Climate Pact called for nations to submit new targets to the UNFCCC by the end of 2022 to align with the Paris Agreement’s goals, requests that nations take accelerated actions to reduce emissions by 2030 and asks nations to accelerate the development and adoption of policies to transition towards low-emission energy systems. It also includes the party nations’ agreement on rules under the Paris Agreement to create a global carbon credit market.

As of the date hereof, it is not possible to predict the effect of the Paris Agreement, the Glasgow Climate Pact and climate change-related legislation in Canada, the U.S. and globally on our business or whether additional climate-change legislation, regulations or other measures will be adopted at the federal, state, provincial or local levels in Canada, the U.S. or globally. While some of these regulations are in effect, others remain in various phases of review, discussion or implementation, leading to uncertainties regarding the timing and effects of these emerging regulations, making it difficult to accurately determine the cost impacts and effects on our operations. Further efforts by governments and non-governmental organizations to reduce greenhouse gas emissions appear likely, which, together with existing efforts, may reduce demand for oil and natural gas and potentially lead to lower demand for our services.

Transition Impact

In addition to the physical and regulatory effects of climate change on our business, an increasing focus on the reduction of greenhouse gas emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy may result in lower oil and natural gas prices and depress the overall level of oil and natural gas exploration and production activity, impacting the demand for our services from the oil and natural gas industry. Additionally, if our reputation is diminished as a result of the industry we operate in or services we provide, it could result in increased operating or regulatory costs, reduce access to capital, lower shareholder confidence or loss of public support for our business. It may also encourage exploration and production companies to diversify and limit drilling to find other more energy efficient/green generating energy alternatives.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield services company. A decline in our safety performance could result in lower demand for services, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. A public safety performance issue could also result in reputational damage to us or increased costs of operating and insuring Precision’s assets.

We are subject to various health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

Our business is subject to cybersecurity risks

We rely heavily on information technology systems and other digital systems for operating our business. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and are increased by the growing complexity of our information technology systems. Cybersecurity attacks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, account takeovers, and other electronic security breaches that could lead to disruptions in our critical systems. Other cyber incidents may occur as a result of natural disasters, telecommunication failure, utility outages, human error, design defects, and unexpected complications with technology upgrades. Risks associated with these attacks and other incidents include, among other things, loss of intellectual property, reputational harm, leaked information, improper use of our assets, disruption of our and our customers’ business operations and safety procedures, loss or damage to our data delivery

Precision Drilling Corporation 2022 Annual Report	32

systems, unauthorized disclosure of personal information which could result in administrative penalties and increased costs to prevent, respond to or mitigate cybersecurity events. Although we use various procedures and controls to mitigate our exposure to such risk, including cybersecurity risk assessments that are reviewed by our CGNRC, cybersecurity awareness programs for our employees, continuous monitoring of our information technology systems for threats, and insurance that may cover losses incurred as a result of certain cybersecurity attacks or incidents, cybersecurity attacks and other incidents are evolving and unpredictable. The occurrence of such an attack or incident could go unnoticed for a period of time. Any such attack or incident could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Relying on third-party suppliers has risks and shortages in supply of equipment could adversely impact our business

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and internationally. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs. We maintain relationships with several key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. Increased inflation may also result in cost increases for the key components, materials, equipment and parts we use in our business. In times of increased demand for drilling services, there may be shortages of components, materials, equipment, parts and services required for our business. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our business, financial condition, results of operations and cash flow.

The COVID-19 pandemic has resulted in acute supply chain issues for many industries that may impact our ability to obtain key components, materials, equipment and parts for our operations. Additionally, new laws in respect of forced labour and other human rights issues throughout the supply chain may result in increased compliance costs for us or a potential need to make changes to our supply chain.

Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry in which we operate in

Activist shareholders could advocate for changes to our corporate governance, operational practices and strategic direction, which could have an adverse effect on our reputation, business and future operations. In recent years, publicly traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for us to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on our reputation and divert the attention and resources of management and our Board, which could have an adverse effect on our business and operational results. Additionally, shareholder activism could create uncertainty about future strategic direction, resulting in loss of future business opportunities, which could adversely affect our business, future operations, profitability and our ability to attract and retain qualified personnel.

In addition to risks associated with activist shareholders, some institutional investors are placing an increased emphasis on ESG factors when allocating their capital. These investors may be seeking enhanced ESG disclosures or may implement policies that discourage investment in the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments in our industry, it could have an adverse effect on our financing costs and term and access to liquidity and capital. Additionally, if our reputation is diminished as a result of the industry we operate in or service, it could result in increased operation or regulatory costs, lower shareholder confidence or loss of public support for our business.

The loss of one or more of our larger customers could have a material adverse effect on our business and our current backlog of contract drilling revenue may decline

In 2022, approximately 41% of our revenue was received from our ten largest drilling customers and approximately 19% of our revenue was received from our three largest drilling customers. The loss of one or more of our larger customers could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, financial difficulties experienced by customers could adversely impact their demand for our services and cause them to request amendments to our contracts with them. Further, consolidation among oil and natural gas exploration and production companies may reduce the number of available customers.

Our fixed-term drilling contracts generally provide our customers with the ability to terminate the contracts at their election, with an early termination payment to us if the contract is terminated before the expiration of the fixed term. During depressed market conditions or otherwise, customers may be unable to satisfy their contractual obligations or may seek to terminate or renegotiate or otherwise fail to honor their contractual obligations. In addition, we may not be able to perform under these contracts due to events beyond our control, and our customers may seek to terminate or renegotiate our contracts for various reasons, without

33	Management’s Discussion and Analysis

paying an early termination payment. As a result, we may not realize all of our contract drilling backlog. In addition, the termination or renegotiation of fixed-term contracts without receiving early termination payments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our contract drilling backlog may decline, as fixed-term drilling contract coverage over time may not be offset by new or renegotiated contracts or may be reduced by price adjustments to existing contracts, including as a result of the decline in the price of oil and natural gas, capital spending reductions by our customers or other factors.

Our operations are subject to foreign exchange risk

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar and are mostly in U.S. dollars and currencies that are pegged to the U.S. dollar. This means that currency exchange rates can affect our income statement, balance sheet and statement of cash flow.

Translation into Canadian Dollars

When preparing our consolidated financial statements, we translate the financial statements for foreign operations that do not have a Canadian dollar functional currency into Canadian dollars. We translate assets and liabilities at exchange rates in effect at the period end date. We translate revenues and expenses using average exchange rates for the month of the transaction. We initially recognize gains or losses from these translation adjustments in other comprehensive income and reclassify them from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets, which would increase or decrease shareholders’ equity. Changes in currency exchange rates will affect the amount of revenues and expenses we record for our U.S. and international operations, which will increase or decrease our net earnings. If the Canadian dollar strengthens against the U.S. dollar, the net earnings we record in Canadian dollars from our U.S. and international operations will be lower.

Transaction exposure

We have long-term debt denominated in U.S. dollars. We have designated our U.S. dollar denominated unsecured senior notes as a hedge against the net asset position of our U.S. and foreign operations. This debt is converted at the exchange rate in effect at the period end dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars. We occasionally purchase goods and supplies in U.S. dollars for our Canadian operations, and we maintain U.S. dollar cash in our Canadian operations.

We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt including the Senior Credit Facility and the Senior Note Indentures, or pursue acquisitions or other business combination transactions. Volatility or uncertainty in the credit markets and inflationary pressure may increase costs associated with issuing debt or equity, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. Such volatility and uncertainty may be adversely impacted by potential negative perception of investing in the hydrocarbon industry. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our business, financial condition, results of operations, and cash flow. See also “Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry we operate in.”

Increasing interest rates may increase our cost of borrowing

Increases to the Canadian or United States benchmark interest rates may have an impact on our cost of borrowing under our Senior Credit Facility, Real Estate Credit Facilities and any debt financing we may negotiate. Actions by central banks to increase benchmark interest rates in reaction to inflation may increase our cost of borrowing and make the terms of borrowing less favourable to us. On July 27, 2017, the U.K. Financial Conduct Authority (FCA) announced that it intends to stop compelling banks to submit LIBOR rates after 2021.

The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us. On July 29, 2021, the Alternative References Rates Committee formally recommended the Secured Overnight Finance Rate (SOFR) as its preferred alternative replacement rate for U.S. dollar LIBOR. Although SOFR appears to

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be the preferred replacement rate for U.S. dollar LIBOR at this time, it is not presently known whether SOFR or any other alternative reference rates that have been proposed will attain market acceptance as replacements of U.S. dollar LIBOR.

Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect that turnkey drilling will continue to be part of our service offering; however, turnkey contracts pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all the costs are covered by insurance. As a result, under turnkey contracts, we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties and higher contractual liabilities on turnkey jobs could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Mergers and acquisitions entail numerous risks and may disrupt our business or distract management

We consider and evaluate mergers and acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. Mergers and acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty in integrating the operations and assets of the merged or acquired business, the ability to properly access and maintain an effective internal control environment over a merged or acquired company to comply with public reporting requirements, potential loss of key employees and customers of the merged or acquired companies, and an increase in our expenses and working capital requirements. Any merger or acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur substantial debt to finance future mergers and acquisitions and also may issue equity securities or convertible securities for mergers and acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We would also be required to meet certain conditions to borrow money to fund future mergers and acquisitions. Mergers and acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future mergers and acquisitions into our operations, we may not derive the benefits such as operational or administrative synergies we expect from mergers and acquisitions, which may result in us committing capital resources and not receiving the expected returns. In addition, we may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. Additionally, unexpected events such as unplanned power outages, natural disasters, supply disruptions, pandemic illness or other unforeseeable circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our worldwide operations could be disrupted by terrorism, acts of war, political sanctions, earthquakes, telecommunications failures, power or water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions (whether as a result of climate change or otherwise), medical epidemics or pandemics and other natural or manmade disasters or catastrophic events, for some of which may be self-insured. The occurrence of any of these business disruptions could result in difficulties in transporting our crews, hiring or managing personnel as well as other significant losses, that may adversely affect our business, financial conditions, results of operations and cash flow, and require substantial expenditures and recovery time in order to fully resume operations.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer. We try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure, however, that any insurance or indemnification agreements will adequately protect us against liability from all the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., wildfires, flooding, severe hurricane damage and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When

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we renew our insurance, we may decide to self-insure at higher levels and assume increased risk to reduce costs associated with higher insurance premiums.

Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable, so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends, at least in part, on the severity and duration of the winter season.

Litigation and legal claims could have an adverse impact on our business

We may be subject to legal proceedings and governmental investigations from time to time related to our business and operations. Lawsuits or claims against us could have a material adverse effect on our business, financial condition, results of operations and cash flow. While we maintain insurance that may cover the cost of certain litigation or have indemnity provisions in our favor, we cannot assure that any insurance or indemnification agreement will cover the cost of theses liabilities, thus litigation or claims could negatively impact our business, reputation, financial condition and cash flow.

Certain of our offerings use proprietary technology and equipment which can involve potential infringement of a third party’s rights or a third party’s infringement of our rights, including rights to intellectual property. From time to time, we or our customers may become involved in disputes over infringement of intellectual property rights relating to equipment or technology owned or used by us. As a result, we may lose access to important equipment or technology, be required to cease use of some equipment or technology, be forced to modify our drilling rigs or technology, or be required to pay license fees or royalties for the use of equipment or technology. In addition, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties, or third parties are successful in enforcing their rights against us. As a result, any technology disputes involving us or our customers or supplying vendors could have a material adverse impact on our business, financial condition and results of operations.

Unionization efforts and labor regulations could materially increase our costs or limit our flexibility

Efforts may be made from time to time to unionize portions of our workforce. We may be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions. Unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs, reduce our revenues and adversely impact our operations and cash flow.

There are risks associated with increased capital expenditures

The timing and amount of capital expenditures we incur, including those related to our AlphaTM technologies and EverGreenTM suite of environmental solutions, will directly affect the amount of cash available. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

Taxation authorities may not agree with the classification of expenses we or our subsidiaries have claimed, or they may challenge the amount of interest expense deducted. If the taxation authorities successfully challenge our classifications or deductions, it could have a material adverse effect on our business financial condition, results of operations and cash flow.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depend partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our assessment of capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our capital asset balance for impairment when certain internal and external factors indicate the need for further analysis. When assessing impairment triggers and calculating impairment it is based on management’s estimates and

Precision Drilling Corporation 2022 Annual Report	36

assumptions. We may consider several factors, including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in our industry, and general economic conditions, among other things. Any impairment write-down to capital assets would result in a non-cash charge against net earnings, which could be material.

Our credit ratings may change

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency downgrades our current corporate credit rating or rating of debt, or changes our credit outlook to negative, it could have an adverse effect on our financing costs and access to liquidity and capital.

The price of our common shares can fluctuate

Several factors can cause volatility in our share price, including increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, failure to meet analysts’ expectations, changes in credit ratings, and speculation in the media or investment community about our financial condition or results of operations. General market conditions, the perception of the industry we operate in and service and Canadian, U.S. or international economic and social factors and political events unrelated to our performance may also affect the price of our shares. Investors should therefore not rely on past performance of our shares to predict the future performance of our shares or financial results. At times when our share price is relatively low, we may be subject to takeover attempts by certain companies or institutions acting opportunistically.

While there is currently an active trading market for our shares in the United States and Canada, we cannot guarantee that an active trading market will be sustained in either country. There could cease to be an active trading market due to, among other factors, minimum listing requirements of stock exchanges. If an active trading market in our shares is not sustained, the trading liquidity of our shares will be limited and the market value of our shares may be reduced.

Selling additional shares could affect share value

While we have a normal course issuer bid in place under which we may acquire our own shares, in the future, we may issue additional shares to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the Board. We do not need shareholder approval to issue additional shares, except as may be required by applicable stock exchange rules, and shareholders do not have any pre-emptive rights related to share issues (see Capital Structure on page 21).

As a foreign private issuer in the U.S., we may file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer, we are exempt from certain rules under the United States Exchange Act of 1934 (the Exchange Act) that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with International Financial Reporting Standards (IFRS), which differs in some respects from U.S. GAAP. We are required to assess our foreign private issuer status under U.S. securities laws annually at the end of the second quarter. If we were to lose our status as a foreign private issuer under U.S. securities laws, we would be required to comply with U.S. securities and accounting requirements.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe we are or will be treated as a passive foreign investment company (PFIC) for U.S. tax purposes. However, because PFIC status is determined annually and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences for a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available if an individual holder dies.

37	Management’s Discussion and Analysis

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (CFC) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation where 10% or more U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the income is not distributed to the person. We are not currently a CFC, but this could change in the future.

EVALUATION OF CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

We maintain internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a – 15(f) and 15d – 15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (NI 52-109).

Management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), has conducted an evaluation of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013).

There were no changes in our internal control over financial reporting in 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. Based on management’s assessment as at December 31, 2022, management has concluded that our internal control over financial reporting is effective.

The effectiveness of internal control over financial reporting as at December 31, 2022 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this annual report.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risk that controls may become inadequate.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our interim and annual filings is reviewed, recognized and disclosed accurately and in the appropriate time period.

Management, including the CEO and CFO, carried out an evaluation, as at December 31, 2022, of the effectiveness of the design and operation of Precision’s disclosure controls and procedures, as defined in Rule 13a – 15(e) and 15d – 15(e) under the Exchange Act and NI 52-109. Based on that evaluation, the CEO and CFO have concluded that the design and operation of Precision’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act or Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the rules and forms therein.

It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that these disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Precision Drilling Corporation 2022 Annual Report	38

ADVISORIES

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION AND STATEMENTS

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this MD&A, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this MD&A include, but are not limited to, the following:

▪	our strategic priorities for 2023
▪	our capital expenditures, free cash flow allocation and debt reduction plan for 2023
▪	anticipated activity levels in 2023
▪	anticipated demand for our drilling rigs
▪	plans for returns of capital to shareholders
▪	the average number of term contracts in place for 2023
▪	customer adoption of Alpha™ technologies and EverGreen™ suite of environmental solutions
▪	potential commercial opportunities and rig contract renewals
▪	our future debt reduction plans
▪	our outlook on oil and natural gas prices
▪	target Net Debt to Adjusted EBITDA
▪	the potential impact liquefied natural gas export development could have on North American drilling activity
▪	our expectations that new or newer rigs will enter the markets we currently operate in, and
▪	our ability to remain compliant with our Senior Credit Facility and Real Estate Credit Facility financial debt covenants.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪	the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets
▪	the status of current negotiations with our customers and vendors
▪	customer focus on safety performance
▪	existing term contracts are neither renewed or terminated prematurely
▪	continued market demand for our drilling rigs
▪	our ability to deliver rigs to customers on a timely basis
▪	the impact of climate change on our business
▪	the success of our response to the COVID-19 global pandemic
▪	the general stability of the economic and political environment in the jurisdictions in which we operate, and
▪	the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪	volatility in the price and demand for oil and natural gas
▪	fluctuations in the level of oil and natural gas exploration and development activities
▪	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
▪	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪	liquidity of the capital markets to fund customer drilling programs
▪	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪	the physical, regulatory and transition impacts of climate change
▪	the impact of weather and seasonal conditions on operations and facilities
▪	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
▪	ability to improve our rig technology to improve drilling efficiency
▪	the success of vaccinations for COVID-19 worldwide
▪	public health crises that impact demand for our services and our business
▪	general political, economic, market or business conditions

39	Management’s Discussion and Analysis

▪	the availability of qualified personnel and management
▪	a decline in our safety performance which could result in lower demand for our services
▪	business interruptions related to cybersecurity risks
▪

changes to, and new laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas

▪	terrorism, social, civil and political unrest globally or in the foreign jurisdictions where we operate
▪	fluctuations in foreign exchange, interest rates and tax rates, and
▪	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in this MD&A under the section titled “Risks in our Business” and in reports on file with securities regulatory authorities from time to time, including but not limited to our annual information form (AIF) for the year ended December 31, 2022, which you can find in our profile on SEDAR (www.sedar.com) or in our profile on EDGAR ( www.sec.gov).

All of the forward-looking information and statements made in this MD&A are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this MD&A are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Forward-looking information and statements in this MD&A may also address our sustainability plans and progress. The inclusion of these statements is not an indication that these contents are necessarily material to investors and certain standards for measuring progress for sustainability are still developing (including for emissions disclosures).

FINANCIAL MEASURES AND RATIOS

NON-GAAP FINANCIAL MEASURES

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on redemption and repurchase of   unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

Funds provided by (used in) operations

We believe funds provided by (used in) operations, as reported in our Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net capital spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

Year ended December 31 (in thousands of dollars)	2022	2021	2020
Capital spending by spend category
Expansion and upgrade	63,305	19,006	26,858
Maintenance and infrastructure	120,945	56,935	34,734
	184,250	75,941	61,592
Proceeds on sale of property, plant and equipment	(37,198)	(13,086)	(21,094)
Net capital spending	147,052	62,855	40,498
Business acquisitions	10,200	—	—
Purchase of investments and other assets	617	3,500	—
Changes in non-cash working capital balances	(13,454)	(9,742)	19
Cash used in investing activities	144,415	56,613	40,517

Precision Drilling Corporation 2022 Annual Report	40

Working capital	We define working capital as current assets less current liabilities, as reported in our Consolidated Statements of Financial Position. Working capital is calculated as follows:

Year ended December 31 (in thousands of dollars)	2022	2021	2020
Current assets	470,670	319,757	342,263
Current liabilities	(410,029)	(238,120)	(166,840)
Working capital	60,641	81,637	175,423

NON-GAAP RATIOS
We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue

We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Net Debt to Adjusted EBITDA

We believe the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

SUPPLEMENTARY FINANCIAL MEASURES
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital spending by spend category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.
Enterprise Value

We calculate our Enterprise Value as our market capitalization (outstanding common shares multiplied by our share price at the reporting date) plus our long-term debt less cash, as reported in our Consolidated Statements of Financial Position.

Long-term debt to cash provided by (used in) operations	We calculate our long-term debt, as reported in our Consolidated Statements of Financial Position, to cash provided by (used in) operations, as reported in our Consolidated Statements of Cash Flow.
Working capital ratio	We define our working capital ratio as current assets divided by current liabilities, as reported in our Consolidated Statements of Financial Position.

41	Management’s Discussion and Analysis